Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong China

January 5, 2024

Re:	Genetron Holdings Limited Schedule 13E-3 filed November 27, 2023 Filed by Genetron Holdings Limited et al. File No. 005-92048

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David Plattner

Mr. Plattner:

On behalf of Genetron Holdings Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter of December 21, 2023 with respect to the Schedule 13E-3, File No. 005-92048 (the “Schedule 13E-3”), filed with the Commission on November 27, 2023 by the Company and the other filing persons named therein (the “Filing Persons”).

For your convenience, we have repeated below the Staff’s comments in bold, followed in each case by the responses of the Filing Persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. Except as otherwise specifically indicated, capitalized terms not defined in this letter have the same meanings as in Amendment No. 1 or the Revised Proxy Statement.

We represent (i) the special committee (the “Special Committee”) of the board of directors of the Company and (ii) the Company. To the extent any response relates to information concerning any Filing Person other than the Company, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Schedule 13E-3 filed November 27, 2023; Preliminary Proxy Statement filed as Exhibit (a)-(1)

Background of the Merger, page 20

1.	We note the references to the October 2022 Projections and April 2023 Projections. Please disclose those projections and attach as exhibits to the Schedule 13E-3 any board books presented by Duff & Phelps to the Special Committee in addition to the presentation already filed as Exhibit (C)(2).

We respectfully advise the Staff that paragraph (a) of Item 16 (Exhibits) under Rule 13e-100 of the Exchange Act, which directs the filing person to Item 1016(c) of Regulation M–A and further directs the filing person to Item 1015 of Regulation M-A, provides that the filing shall “state whether or not the subject company or affiliate has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party that is materially related to the Rule 13e–3 transaction.”

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

As disclosed in the preliminary proxy statement, Duff & Phelps considered certain financial projections for the fiscal year ending December 31, 2023 through the fiscal year ending December 31, 2030 (“Management Projections”) in lieu of the October 2022 Projections or the April 2023 Projections in connection with the delivery of its fairness opinion. As the Management Projections as used in connection with the delivery of the fairness opinion is more up-to-date compared to the October 2022 Projections or the April 2023 Projections, the October 2022 Projections or the April 2023 Projections is not considered to be materially related to the Proposed Transaction. Accordingly, it is believed that the October 2022 Projections or the April 2023 Projections are not required to be attached as exhibits to the Schedule 13E-3. In addition, Duff & Phelps did not present any board books to the Special Committee other than the presentation already filed as Exhibit (C)(2).

Nevertheless, for the benefit of full disclosure to the public shareholders, the summaries of the October 2022 Projections and April 2023 Projections have been included in the Revised Proxy Statement. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

Transactions in the Shares and ADSs, page 95

2.	Please provide additional detail regarding the shares "purchased" by Mr. Xu during the second quarter of 2022 and explain why the price "paid" per share was $0.00.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 97 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management of the Company, page 96

3.	Please explain the discrepancy between (i) the number of shares reported as owned in the aggregate by the directors and executive officers of the Company and (ii) the sum of the shares individually owned by Messrs. Wang, Yan, and Jiao.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on pages 98 and 99 of the Revised Proxy Statement.

General

4.	Please confirm, if true, that because the required approval threshold for the merger is two- thirds of votes cast (rather than two-thirds of all outstanding shares), and because the Rollover Shareholders collectively own 59.7% of shares entitled to vote, approval of the merger has already, for practical purposes, been "locked up."

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 3 of Amendment No. 1, pages iv, ix, x, 16, 58 and 68 of the Revised Proxy Statement.

January 5, 2024	2

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

5.	Please disclose the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company.

In response to the Staff’s comment, the preliminary proxy statement has been updated to include the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company. Please refer to the updated disclosure on pages B-7 through B-30 of the Revised Proxy Statement.

Please do not hesitate to contact Li He at +852 2533 3306 or li.he@davispolk.com or Xuelin (Steve) Wang at +852 2533 1092 or xuelin.wang@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Li He

Li He

January 5, 2024	3